AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 31, 2005


                           REGISTRATION NO. 333-117643

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933


                              ADZONE RESEARCH, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                    DELAWARE                           88-0420405
        (State or Other Jurisdiction of             (I.R.S. Employer
          Incorporation or Organization)           Identification No.)


                      4062-80 GRUMMAN BOULEVARD, SUITE 201
                            CALVERTON, NEW YORK 11933
                                 (631) 369-1100
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)


                                 CHARLES CARDONA
                      4062-80 GRUMMAN BOULEVARD, SUITE 201
                            CALVERTON, NEW YORK 11933
                                 (631) 369-1100
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 WITH COPIES TO:
                             DARRIN M. OCASIO, ESQ.
                       SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             1065 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10018
                                 (212) 930-9700
                              (212) 930-9725 (Fax)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE
                  EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                             PROPOSED            PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO    AMOUNT TO BE     MAXIMUM OFFERING   MAXIMUM AGGREGATE        AMOUNT OF
             BE REGISTERED               REGISTERED(1)   PRICE PER SHARE(2)   OFFERING PRICE(1)    REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value          42,935,460(3)        $ 0.26          $8,563,219.60           $1,084.96*
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
TOTAL                                   42,935,460                                                   $1,084.96*
====================================================================================================================


* We previously paid a fee in the amount of $1,084.96. Accordingly, upon the filing of this Amendment No. 2 to our registration statement on Form S-2, we are paying a filing fee in the amount of $70.62 for the 10,000,000 additional shares of common stock being registered which is estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on October 28, 2005 of $0.06.


(1) Includes shares of our common stock, par value $0.001 per share, which may be offered pursuant to this registration statement, which includes shares of common stock and shares issuable upon conversion of convertible debentures and the exercise of warrants by the selling stockholders. We are also registering such additional shares of common stock as may be issued as a result of the anti-dilution provisions contained in such securities. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on July 22, 2004.

(3) Includes shares of common stock underlying convertible debentures and warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

On March 20, 2004, we entered into a Subscription Agreement with The Nutmeg Group, LLC, as amended. Based upon current market prices, any issuance of shares of common stock pursuant to the Subscription Agreement that would require us to issue shares of common stock in excess of our authorized capital is contingent upon us obtaining shareholder approval to increase our authorized shares of common stock and filing the certificate of amendment to our certificate of incorporation. The selling stockholder and we have agreed to register 10,000,000 additional shares of common stock pursuant to this Amendment No. 2 on Form S-2 in connection with the Subscription Agreement. Upon filing the certificate of amendment, we will amend this prospectus to include additional shares of common stock that are issuable pursuant to the Subscription Agreement.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED OCTOBER 31, 2005


PROSPECTUS

                              ADZONE RESEARCH, INC.

                        42,935,460 SHARES OF COMMON STOCK

This prospectus relates to the resale by the selling stockholders of 42,935,460 shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions.

We will pay the expenses of registering these shares. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling stockholders.


Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "ADZR." The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on October 28, 2005 was $0.06.


Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October __, 2005.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by AdZone Research, Inc., with the Securities and Exchange Commission. The Selling Stockholders may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

Where You Can Find More Information........................................  5
Prospectus Summary.........................................................  6
Recent Developments........................................................  6
Risk Factors...............................................................  8
Forward-Looking Statements................................................. 10
Use of Proceeds............................................................ 10
Selling Stockholders....................................................... 10
Plan of Distribution....................................................... 11
Description of Capital Stock............................................... 12
Legal Matters.............................................................. 12
Experts.................................................................... 13

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C.. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the document listed below:

o Our annual report on Form 10-KSB for the year ended March 31, 2005, filed with the SEC on July 13, 2005 (File No. 0-28717);

o Our quarterly report on Form 10-QSB for the period ending June 30, 2005, filed with the SEC on August 19, 2005 (File No. 0-28717); and

o Our current reports on Form 8-K filed with the SEC (File No. 0-28717) on August 4, and August 9, 2004, September 9, 13, and 15, 2004 and October 13, 2004.

A copy of our above-mentioned reports are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

AdZone Research, Inc.
4062-80 Grumman Boulevard
Suite 201
Calverton, New York 11933
(631) 369-1100

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                               PROSPECTUS SUMMARY

We are an Internet advertising research firm engaged in the extraction of data through the monitoring of Internet websites. The extracted data is then used to provide various market research statistics and other focused information as requested by clients. Revenues of $150,000 were derived from a license agreement related to the commercial application of our technologies and a fixed price contract with the U.S. Department of Defense for the use of our fully automated NetGet (C) Internet decryption service. Said revenues were earned and recorded during the period from September 9, 2004 to September 9, 2005. A major portion of our business is comprised of our defense division as opposed to our Internet advertising research. We are in our development stage, and have focused principally on the development of our proprietary software, and we have just begun to initiate efforts towards developing a significant revenue base.

We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended March 31, 2005 and 2004, we had a net loss of ($4,190,952) and ($3,251,821), respectively. For our fiscal quarter ended June 30, 2005, we had a net loss of ($2,008,770). We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

Our principal executive offices are located at 4062-80 Grumman Boulevard, Suite 201, Calverton, New York 11933 and our telephone number is (631) 369-1100. We are incorporated in the State of Delaware.

                                  The Offering

Common stock offered by selling stockholders ..........Up to 42,935,460 shares assuming the full exercise of the warrants. This number
                                                       represents 36.33% of our current outstanding
                                                       stock.

Common stock to be outstanding after the offering..... Up to 161,106,485 shares

Use of proceeds....................................... We will not receive any proceeds from the sale of the common stock.

Over-The-Counter Bulletin Board Symbol................ ADZR

The above information regarding common stock to be outstanding after the offering is based on 118,171,025 shares of common stock outstanding as of October 6, 2005.

                                 MARCH FINANCING

On March 20, 2004, AdZone entered into a Subscription Agreement, with The Nutmeg Group, L.L.C, for a private placement of up to $1,750,000 for shares of common stock. As of the date hereof, we issued and sold to The Nutmeg Group warrants to purchase shares of our common stock. On July 23, 2004, this agreement was amended to increase the private placement to $1,850,000. The $1,850,000 is to be fully funded by Nutmeg in four traunches. The fourth traunche will be in the form of a $750,000 option and shall occur within 5 days of the date on which the registration statement registering the Securities is declared effective.

The first traunche closed in May 2004 and was for $400,000. The second traunche closed in June 2004 and was for $600,000. The third traunche closed in July 2004 and was for $100,000. The fourth traunche will be in the form of a $750,000 option and shall occur within 5 days of the date on which the registration statement registering the Securities is declared effective by the Securities and Exchange Commission.

The shares of common stock are priced at the lesser of

(a) $.20, or

(b) fifty-seven percent (57%) of the average closing bid price for common stock on the two trading days immediately prior to Closing of such traunche, or

(c) fifty-seven percent (57%) of the average closing bid price for common stock on the two trading days immediately prior to the date on which the registration statement (as described in the Registration Rights Agreement) is declared effective,

(the lesser of (a), (b) and (c) being hereinafter referred to as the "Fixed Price").

Nutmeg will be issued warrants exercisable into such number of shares of common stock as is equal to 50% of the purchase price paid by Nutmeg, divided by the Fixed Price. The common stock into which the warrants are exercisable will have piggyback registration rights, and the warrants will be transferable. This prospectus covers the resale of the shares underlying these warrants. Unexercised warrants will expire December 31, 2008.

The number of shares issuable to Nutmeg for the fourth traunche will equal $750,000 divided by the lesser of: (a) $0.20, or (b) fifty-seven percent (57%) of the average closing bid price for common stock on the two trading days immediately prior to the filing with the Securities and Exchange Commission of the registration statement (as described in the Registration Rights Agreement), or, (c) fifty-seven percent (57%) of the average closing bid price for common stock on the two trading days immediately prior to the closing of such traunche.

In addition, under the amendment Nutmeg may not exercise their warrants if such exercise would cause them or their affiliates to own more than 9.99% of our outstanding common stock.

As of the date hereof, we issued and sold to The Nutmeg Group the following securities:

------------------------------------- -------------------- --------------------- ----------------------------
DATE               INVESTMENT AMOUNT      SHARES ISSUED*        WARRANTS ISSUED*      WARRANT EXERCISE PRICE*
------------------------------------- -------------------- --------------------- ----------------------------
May 20, 2004                $400,000            3,457,217             1,728,609                      $0.1446
------------------------------------- -------------------- --------------------- ----------------------------
July 2, 2004                $600,000            3,289,474             1,644,737                      $0.2280
------------------------------------- -------------------- --------------------- ----------------------------
September 17, 2004          $100,000              825,593               412,797                      $0.1514
------------------------------------- -------------------- --------------------- ----------------------------

* The actual number of warrants and shares of common stock issuable to The Nutmeg Group, as well as the exercise price of the warrants, is subject to adjustment depending on the future market price of the common stock at the effectiveness of this prospectus, and could be materially less or more than the numbers estimated above.

On March 20, 2004, we entered into a Subscription Agreement with The Nutmeg Group, LLC, as amended. Based upon current market prices, any issuance of shares of common stock pursuant to the Subscription Agreement that would require us to issue shares of common stock in excess of our authorized capital is contingent upon us obtaining shareholder approval to increase our authorized shares of common stock and filing the certificate of amendment to our certificate of incorporation. The selling stockholder and we have agreed to register 10,000,000 additional shares of common stock pursuant to this Amendment No. 2 on Form S-2 in connection with the Subscription Agreement. Upon filing the certificate of amendment, we will amend this prospectus to include additional shares of common stock that are issuable pursuant to the Subscription Agreement.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

              RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS

WE REQUIRE ADDITIONAL FINANCING IN ORDER TO CONTINUE IN BUSINESS AS A GOING CONCERN, THE AVAILABILITY OF WHICH IS UNCERTAIN. WE MAY BE FORCED BY BUSINESS AND ECONOMIC CONDITIONS TO ACCEPT FINANCING TERMS WHICH WILL REQUIRE US TO ISSUE OUR SECURITIES AT A DISCOUNT, WHICH COULD RESULT IN FURTHER DILUTION TO OUR EXISTING STOCKHOLDERS.

We require additional financing to fund our operations. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. In addition, any additional equity financing may involve substantial dilution to our stockholders. If we fail to raise sufficient financing to meet our immediate cash needs, we will be forced to scale down or perhaps even cease the operation of our business, which may result in the loss of some or all of your investment in our common stock.

In addition, in seeking debt or equity private placement financing, we may be forced by business and economic conditions to accept terms which will require us to issue our securities at a discount from the prevailing market price or face amount, which could result in further dilution to our existing stockholders.

WE HAVE A HISTORY OF OPERATING LOSSES AND FLUCTUATING OPERATING RESULTS, WHICH RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Since inception through March 31, 2005, we have incurred cumulative losses of $(10,704,297). Our loss from operations for the three month period ended June 30, 2005 was $(2,008,770). Our loss from operations for the fiscal years ended March 31, 2005 and March 31, 2004 were ($4,190,952) and ($3,251,821), respectively. There is no assurance that we will operate profitably or will generate positive cash flow in the future. In addition, our operating results in the future may be subject to significant fluctuations due to many factors not within our control, such as the unpredictability of when customers will order products, the size of customers' orders, the demand for our products, and the level of competition and general economic conditions.

Although we are confident that revenues will increase, we also expect an increase in development costs and operating costs. Consequently, we expect to incur operating losses and negative operating cash flow until our products gain market acceptance sufficient to generate a commercially viable and sustainable level of sales, and/or additional products are developed and commercially released and sales of such products made so that we are operating in a profitable manner.

OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAVE EXPRESSED DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, WHICH MAY HINDER OUR ABILITY TO OBTAIN FUTURE FINANCING.

In their report dated July 7, 2005, our independent registered public accounting firm have expressed substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations, a stockholders' deficit, and requirement for a significant amount of capital financing to proceed with our business plan. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. The going concern qualification in the auditor's report increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

WE MAY HAVE TO CURTAIL OUR BUSINESS IF WE CANNOT FIND ADEQUATE FUNDING.

We currently have no legally binding commitments with any third parties to obtain any material amount of additional equity or debt financing. We need immediate funds and may not be able to obtain any additional financing in the amounts or at the times that we may require the financing or, if we do obtain any financing, that it would be on acceptable terms because of the following:

- we have no assets to pledge as security for the loan

- we are in poor financial condition

- we maybe viewed as a high market risk

As a result, we may not have adequate capital to implement future expansions, maintain our current levels of operation or to pursue strategic acquisitions. Our failure to obtain sufficient additional financing could result in the delay or abandonment of some or all of our development, expansion and expenditures, which could harm our business and the value of our common stock.

WE MAY HAVE TO CURTAIL OR CEASE OUR DEFENSE DIVISION AND MARKETING OF ANTI-TERRORIST SERVICES TO GOVERNMENT SECURITY AGENCIES IF WE DO NOT ENTER INTO REVENUE PRODUCING CONTRACTS ON FAVORABLE TERMS.

Our success of our Defense Division and the marketing of our anti-terrorist services to government security agencies is dependent upon our ability to execute revenue producing contracts for the sale of such services on terms that are generally favorable to us. On September 30, 2004, our agreement with the U.S. Department of Defense was not renewed and terminated. As of the date hereof, we have not entered into a new agreement with the government agency.

There can be no assurance that additional contracts will be executed by us or on terms acceptable to us, if at all. The inability to enter into such contracts may cause us to curtail or cease our Defense Division and the marketing of our anti-terrorist services to government security agencies and may reduce our ability to continue to conduct business operations.

                RISKS RELATING TO OUR CURRENT FINANCING AGREEMENT

THE ISSUANCE OF SHARES AND EXERCISE OF WARRANTS MAY RESULT IN SUBSTANTIAL DILUTION TO THE INTERESTS OF OTHER STOCKHOLDERS.

The issuance of shares and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholders may ultimately receive and sell the full amount issuable pursuant to the subscription agreement. Although the selling stockholder may not exercise their warrants if such exercise would cause them to own more than 9.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from exercising some of their holdings, selling our common stock issued and/or exercise, and then receiving more shares of common stock. In this way, the selling stockholder could sell more than 9.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

IF WE FAIL TO OBTAIN STOCKHOLDER APPROVAL TO INCREASE OUR AUTHORIZED SHARES OF COMMON STOCK, WE MAY BE SUBJECT TO VARIOUS PENALTIES AND WILL BE IN DEFAULT OF THE SUBSCRIPTION AGREEMENT.

We presently do not have an adequate amount of authorized and unissued shares of common stock in connection with the March 2004 Subscription Agreement. As of October 6, 2005, there were 118,171,025 shares of common stock outstanding. We intend to file a proxy statement on Schedule 14A with the Securities and Exchange Commission and hold a special meeting of our stockholders pursuant to which we will ask our stockholders to approve an amendment to our certificate of incorporation to increase our authorized common stock. In the event that we are unable to obtain an increase in our authorized common stock, we will be in default of the March 2004 Subscription Agreement.

                       RISKS RELATING TO OUR COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE BECAUSE THERE ARE A LARGE NUMBER OF SHARES UNDERLYING OUR WARRANTS THAT MAY BE AVAILABLE FOR FUTURE SALE AND THE SALE OF THESE SHARES MAY DEPRESS THE MARKET PRICE.

The market price of our common stock may decline because there are a large number of shares underlying our convertible debentures, and warrants that may be available for future sale, and the sale of these shares may depress the market price. As of October 6, 2005, we had approximately 118,171,025 shares of common stock issued and outstanding and outstanding options and warrants to purchase up to approximately 25,688,000 shares of common stock. All of the shares included in this prospectus may be sold without restriction. The sale of these shares may adversely affect the market price of our common stock.

OUR COMMON STOCK IS SUBJECT TO "PENNY STOCK" RULES.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o that a broker or dealer approve a person's account for transactions in penny stocks; and

o the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o obtain financial information and investment experience objectives of the person; and

o make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

o sets forth the basis on which the broker or dealer made the suitability determination; and

o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the sale of our common stock will go to the selling stockholders. We may realize up to $3,700,000 if all of the warrants held by the selling stockholders are exercised. The warrant exercise prices range from $0.07 to $5.00.

                              SELLING STOCKHOLDERS

The table below sets forth information as of October 21, 2005 concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

                                              SHARES BENEFICIALLY OWNED                            SHARES BENEFICIALLY OWNED
                                                PRIOR TO THE OFFERING                                  AFTER THE OFFERING
----------------------------------------------------------------------------------------------------------------------------
                                                                                 TOTAL
                                                                                SHARES
                  NAME                         NUMBER          PERCENT**        REGISTERED         NUMBER           PERCENT
----------------------------------------------------------------------------------------------------------------------------
The Nutmeg Group                            11,805,285 (1)      9.99%         35,388,764 (5)         0                 0
Thomas F. Gavin                                860,000 (2)      *                860,000             0                 0
NuQuest (6)                                    250,000 (2)      *                250,000             0                 0
Basic Investors (7)                            100,000 (2)      *                100,000             0                 0
Spartan Securities (3)                       1,290,905 (2)      1.09%          1,290,905             0                 0
Lisa Beth Beers IRA                            112,330 (2)      *                112,330             0                 0
Pelle Ojasu                                    394,597 (2)      *                394,597             0                 0
Barbara Borrell                                194,679 (2)      *                194,679             0                 0
Ruth Makofske                                  540,103 (2)      *                540,103             0                 0
A. Richard McCann                              667,946 (2)      *                667,946             0                 0
Lewis H. Beers R/O IRA                         648,929 (2)      *                648,929             0                 0
Lewis H. Beers and Lisa Beers as               641,272 (2)      *                641,272             0                 0
Co-Trustees of Lewis H. Beers Trust
Defined Benefit Plan UAD 1/1/92
Joseph E. Fara IRA                           1,309,218 (2)      1.11%          1,309,218             0                 0
Victor A. Silva IRA                            270,051 (2)      *                270,051             0                 0
Michael Vendetti                                66,666 (2)      *                 66,666             0                 0
David Frommer (4)                              170,000 (2)      *                170,000             0                 0
Hartsfield Capital Securities, Inc. (3)         30,000 (2)      *                 30,000             0                 0
                                           -----------                        ----------
TOTAL                                       16,048,812                        42,935,460
                                           ===========                        ==========

* Less then 1%

** These columns represent the aggregate maximum number and percentage of shares that the selling stockholders can own at one time (and therefore, offer for resale at any one time) due to their 9.99% limitation.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares which the selling stockholders has the right to acquire within 60 days. The actual number percentages are based on the amount of shares of common stock issuable is subject to adjustment depending on the future market price of the common stock, and could be materially less or more than the number estimated in outstanding plus the amount such selling stockholder has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(1) Includes shares of common stock and shares underlying warrants. In accordance with rule 13d-3 under the securities exchange act of 1934, Randall S. Goulding may be deemed a control person, with voting and investment control, of the shares owned by such entity.

(2) Represents shares underlying warrants.

(3) This entity is a statutory underwriter of the above-referenced securities. In accordance with rule 13d-3 under the securities exchange act of 1934, Micah Eldred may be deemed a control person, with voting and investment control, of the shares owned by Spartan Securities. In accordance with rule 13d-3 under the securities exchange act of 1934, John H. Banzhaf and Delbert D. Reichardt may be deemed control persons, with voting and investment control, of the shares owned by Hartsfield Capital Securities.

(4) This selling stockholder is affiliated with a broker dealer, received these warrants as compensation in the ordinary course of business and at the time of receipt of such warrants, and had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5) The actual number of shares of common stock issuable to the selling shareholder is subject to adjustment depending on the future market price of the common stock at the effectiveness of this prospectus, and could be materially less or more than the number estimated in first column. Accordingly, we are registering up to 35,388,764 shares to account for such fluctuation.

(6) In accordance with rule 13d-3 under the securities exchange act of 1934, Kenneth Honeyman may be deemed a control person, with voting and investment control, of the shares owned by such entity.

(7) In accordance with rule 13d-3 under the securities exchange act of 1934, Gary Purcell may be deemed a control person, with voting and investment control, of the shares owned by such entity.

                              PLAN OF DISTRIBUTION

Each Selling Stockholder (the "Selling Stockholders") of the common stock ("Common Stock") of AdZone Research, Inc., a Delaware corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o privately negotiated transactions;

o settlement of short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the

Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will send by facsimile a letter to all selling stockholders of their obligations to comply with Regulation M.

To the extent that successors to the named Selling Stockholders wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling security-holders.

We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $.001 par value. As of October 6, 2005, we had 118,171,025 shares of common stock outstanding.

The following is a description of the material terms of our common stock.

COMMON STOCK

The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT

Island Stock Transfer has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York has issued an opinion on the validity of the shares of this offering.

                                     EXPERTS

The consolidated financial statements of AdZone Research, Inc. as of March 31, 2005 and for two year period then ended have been incorporated by referenced in this prospectus, and to the extent and for the periods indicated in their reports, which have been audited by Aidman, Piser & Company, P.A., and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

SEC registration fee.....................................     $1,084.96*
Legal fees and expenses..................................   $35,000.00**
Accountants..............................................     5,000.00**
Total....................................................   $41,084.96**


* We previously paid a fee in the amount of $1,084.96. Accordingly, upon the filing of this Amendment No. 2 to our registration statement on Form S-2, we are paying a filing fee in the amount of $70.62 for the 10,000,000 additional shares of common stock being registered which is estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on October 28, 2005 of $0.06.


** Estimated and previously paid.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT
NUMBER                                 DESCRIPTION
--------------------------------------------------------------------------------

3.1   Certificate of Incorporation **
3.2   By-Laws **
5.1   Opinion of Counsel
10.1  Consulting Agreement dated as of October 26, 2001 with Theresa A. Kober
      ***
10.2 Consulting Agreement dated as of November 2, 2001 with Blanchfield, King, Kober & Company, P.C. +
10.3  Consulting Agreement dated as of Thomas F. Gavin
10.4 Consulting Agreement dated as of February 5, 2002 with International Standard Consulting Corporation +++
10.5  Employment Agreement dated February 5, 2004 with Charles Cardona
10.6  Employment Agreement dated as of February 5, 2004 with John Cardona
10.7  Systems Integration Agreement dated as of June 21 2002 with Raytheon
      Company
10.8 A-K Consulting agreements with Kyle Kennedy Dated Aug. 19, 2002 - May 22, 2003
10.9  Stipulation of Settlement with Sheldon Katz , Sept. 2002
10.10 Multimedia Web Site design contract with Jason Genet dated Oct. 16, 2002
10.11 Investment Banking Agreement with Spartan Securities dated Nov. 27, 2002
10.12 Agreement to borrow shares for stock loans dated Mar. 7, 2003
10.13 Joint Marketing agreement with Sarnoff Corp. dated Mar. 3, 2003
10.14 Warrant agreement with Tom Gavin dated Mar. 12, 2003
10.15 Agreement with Boeing Autometric Division dated April 2003.
10.16 Amending Agreement - Subscription Agreement dated July 23, 2004*
10.17 Executed Subscription Agreement dated July 23, 2004
23.1  Consent of Accountants

* Incorporated by reference to Exhibit 2 to the Registrant's Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2001.

** Incorporated by reference to the same exhibit number in the Registrant's Form 10SB12G filed with the Securities and Exchange Commission on December 30, 1999.

*** Incorporated by reference to Exhibit 101 to the Registrant's Form S-8 filed with the Securities and Exchange Commission on December 13, 2001.

+ Incorporated by reference to Exhibit 10.2 to the Registrant's Form S-8 filed with the Securities and Exchange Commission on December 13, 2001.

++ Incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8 filed with the Securities and Exchange Commission on January 28, 2002.

+++ Incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8 filed with the Securities and Exchange Commission on February 21, 2002.


ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, AdZone Research, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on the 31st day of October 2005.


                                   ADZONE RESEARCH, INC.


                                   Name: /s/ Charles Cardona
                                         ----------------------------------
                                   Title: President, Chief Executive Officer and
                                          Chief Financial Officer (Principal
                                          Accounting Officer)


                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Charles Cardona his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:


         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------   ------------------


By: /s/ Charles Cardona       President, Chief Executive     October 31, 2005
    -----------------------   Officer, Chief Financial
    Charles Cardona           (Principal Accounting
                              Officer) and Director


By: /s/ John Cardona          Director                       October 31, 2005
   ------------------------
    John Cardona


By: /s/ Warren Hamburger      Director                       October 31, 2005
   ------------------------
    Warren Hamburger

By: /s/ Russell Ivy           Director                       October 31, 2005
   ------------------------
    Russell Ivy

By: /s/ John Conley           Director                       October 31, 2005
   ------------------------
    John Conley